# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diamondback Energy, Inc., CIK 0001539838
CUSIP: 25278X109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 WEST TEXAS AVE., SUITE 1200, MIDLAND, Texas (TX), 79701
Date of event which requires filing of this statement: 03/12/2026
Amends the filing with accession number 0001140361-24-041064
Filed by CIK 0002021141
Persons authorized to receive notices and communications: Hillary H. Holmes, Gibson, Dunn & Crutcher LLP, 811 Main Street, Suite 3000, Houston, Texas (TX), 77002, (346) 718-6600

## Reporting persons
- SGF FANG Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 84,036,722; sole dispositive power 0; shared dispositive power 84,036,722; aggregate amount beneficially owned 84,036,722 (29.9% of the class)
  Comment: Note to Row 13: Based upon 281,303,905 shares of Company Common Stock outstanding as of March 6, 2026, as disclosed by the Company in its prospectus supplement filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 424(b)(7) on March 12, 2026.
- Greth Lyndal (CIK 0002021141): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 84,036,722; sole dispositive power 0; shared dispositive power 84,036,722; aggregate amount beneficially owned 84,036,722 (29.9% of the class)
  Comment: Note to Row 13: Based upon 281,303,905 shares of Company Common Stock outstanding as of March 6, 2026, as disclosed by the Company in its prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on March 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Diamondback Energy, Inc.
Address of issuer's principal executive offices: 500 WEST TEXAS AVE., SUITE 1200, MIDLAND, Texas (TX), 79701
Comment: This Amendment No. 5 amends and supplements the statement on Schedule 13D originally filed with the SEC on September 13, 2024, as amended on September 24, 2024, August 15, 2025, December 2, 2025, and February 5, 2026 (the "Schedule 13D"), by the Reporting Persons with respect to shares of Company Common Stock. In addition to reporting the transaction described in Item 4, this Amendment No. 5 corrects the number of shares reported as beneficially owned by the Reporting Persons, which was previously overstated by five shares as a result of an administrative error. Unless otherwise defined herein, capitalized terms used in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On March 10, 2026, SGF FANG, as a selling stockholder, and the Company entered into an underwriting agreement (the "Underwriting Agreement") with Evercore Group L.L.C., Citigroup Global Markets Inc., and J.P. Morgan Securities LLC (collectively, the "Underwriters"), providing for the offer and sale of 12,650,000 shares of Common Stock by SGF FANG (the "Offering") and the purchase of the shares of Common Stock by the Underwriters at a price per share of $170.18875. The Offering closed on March 12, 2026. The Offering was made pursuant to the Company's registration statement on Form S-3 (File No. 333-282225), as supplemented by a prospectus supplement dated March 10, 2026.

Pursuant to the Underwriting Agreement, SGF FANG has entered into a lock-up letter (the "Lock-Up Agreement") with the Underwriters pursuant to which it has agreed with the Underwriters, subject to customary exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, during the period from March 10, 2026 continuing through the date 60 days after March 10, 2026, except with the prior written consent of the Underwriters.

The descriptions of the Underwriting Agreement and Lock-Up Agreement contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the Underwriting Agreement and Form of Lock-Up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in full.

The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in full.

The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and supplemented to add the information set forth in Item 4 of this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented to add the information set forth in Item 4 of this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to add the following:

99.1 Underwriting Agreement, dated March 10, 2026, by and between Diamondback Energy, Inc., SGF FANG Holdings, LP, Evercore Group L.L.C., Citigroup Global Markets Inc., and J.P. Morgan Securities LLC. (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2026).

99.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2026).

## Signatures
- SGF FANG Holdings, LP: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (03/16/2026)
- Greth Lyndal: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (03/16/2026)